

HYPOTHEKENBANK IN ESSEN AG



02 SEP 30 AM 10: 32

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475



Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	17.09.02

SUPPL

File No. 824883 – Essen Hyp's website as of August 31, 2002

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of August 31, 2002 (English version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Hypothekenbank in Essen
Aktiengesellschaft
HRB 7083·Amtsgericht Essen

Aufsichtsrat:
Dr. Axel v. Ruedorffer
(Vorsitzender)

Vorstand:
Hubert Schulte-Kemper (Vorsitzender)
Michael Fröhner, Harald Pohl

Form 1004-0102...



 www.essenhyp.de	www.essenhyp.com
Konditionen	Investor Relations
Jobs und Karriere	Credit Research
HypoClick	Bonds & Notes
Geschäftsbericht	Financial Reports
	Careers
	About Us



ESSEN HYP

Start | Investor Relations | Credit Research | Bonds & Notes | Financial Reports | Careers | About Us | Contact

▽ Investor Relations

Ratings and Analyses
Interest Rate Forecast G3
Interest Rate Forecast Meeting
Current Financial Topics
Roadshows
10 Successful Years
in Retrospect

▽ Financial Reports

Annual Reports
Order Service

▽ Credit Research

Public-sector Loans
Mortgage Loans
Risk Management
Non-cover Assets
Derivatives
Ratings

▽ Careers

Qualification and Training
Unsolicited Applications

▽ Bonds & Notes

Our Treasury Department
Basic Principles of the German
Mortgage Bank Act
Jumbos / Globals
Debt Issuance Program
Commercial Paper Program
Bloomberg & Reuters
Information

▽ About Us

Board of Managing Directors
Executive Vice Presidents
Trustees
Supervisory Board
Advisory Council
Branches and Offices
Imprint

Back | Search | FAQ | German Website | Print | Sitemap





Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" Pfandbrief, more and more Jumbo and Global Pfandbriefe are being issued.



Essen Hyp is one of the largest issuers of Jumbo Pfandbriefe worldwide.

▷ Ratings and Analysis
▷ Interest Rate Forecast G3
▷ Interest Rate Forecast Meeting
▷ Current financial and economic topics
▷ Roadshows
▷ 10 successful years in retrospect

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlock negative)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's — Recent rating analyses as of February 07, 2002 and ratings as of December 19, 2001, ratings confirmed as of May 08, 2002.

▷ Moody's — Rating analysis as of June 2002.

▷ Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

© Hypothekenbank in Essen AG

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

▷ Forecast meeting Aug 19, 2002
▷ Forecast meeting May 14, 2002
▷ Forecast meeting Feb 07, 2002
▷ Forecast meeting Oct 01, 2001
▷ Forecast meeting Jun 19, 2001
▷ Forecast meeting Jan 24, 2001
▷ Forecast meeting Nov 22, 2000
▷ Forecast meeting Sep 14, 2000
▷ Forecast meeting Jul 18, 2000
▷ Forecast meeting May 16, 2000

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2002

▷ USA: The U.S. consumers are well alive and kicking! July/August, 2002
▷ World: Real interest rates and funding conditions May/June 2002
▷ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
▷ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

▷ World: Will the New Economy Continue? November/December 2001
▷ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
▷ Germany: Searching for the trough of the business cycle July/August 2001
▷ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
▷ Japan: A brief review of the recent BOJ monetary policy March/April 2001
▷ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

▷ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
▷ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
▷ USA: A flexible labor market is the key issue for a bull market. July/August 2000
▷ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
▷ USA: Overvalued US stock market - so what? March/April 2000
▷ Germany: The return of inflation? January/February 2000

Articles in 1999

▷ World: The role of asset prices in US Fed and ESCB monetary policy December 99
▷ World: Some Thoughts on the 'liquidity' argument November 1999
▷ USA: Inflation-led interest rate fears - and rightly so? October 1999
▷ USA: Don't stay long in bonds September 1999
▷ Euro area: A review of the first six months of the euro currency August 1999
▷ USA: Do we get a bear market like in 1994 ? July 1999
▷ USA: Real Wages versus Unemployment Rate June 1999
▷ Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
▷ Euro Area: Implied inflation expectations April 1999
▷ Euro Area: Real 3-month interest rates March 1999
▷ USA: Personal savings rate February 1999

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

The following roadshows are planned for 2002 (subject to alterations):

September 23-26, 2002	Eastern Europe
October 21-25, 2002	Middle East (Abu Dhabi, Bahrain, Kuwait, Dubai)
November 11-15, 2002	Western Europe (Paris, Luxembourg, Milan)
December 2-6, 2002	Germany

Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Credit Research

Overview



Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview). Interim updates are presented on subordinate sites to facilitate comparisons.

Public-sector Loans

Breakdown of cover pool
▷ by rating
▷ by borrowers and regions
▷ by countries
▷ by risk weighting
▷ Effects of increasing/falling interest rates on the cover pool's market value

▷ **Surplus cover**

Non-cover assets

Breakdown of non-cover assets
▷ by rating
▷ by borrowers
▷ by countries
▷ by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
▷ by type of property, region and LTV
▷ Foreign loans by type of property, country and LTV

▷ **Surplus cover**

Breakdown of non-cover assets
▷ Loans with a LTV > 60%

Derivatives

▷ Counterparty ratings
▷ Yield curve distribution

Risk Management

▷ Risk Report
▷ Value at risk
▷ Worst case scenario
▷ Interest rate risk
▷ Grundsatz I
▷ Grundsatz II

Ratings

▷ Overview

(Download Acrobat Reader ®)

Credit Research:

Overview Updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of cover pool		
by rating	monthly	08.2002
by borrowers and regions	monthly	08.2002
by countries	monthly	08.2002
by risk weighting	monthly	08.2002
Effects of increasing/falling interest rates on the cover pool´s market value	monthly	07.2002
Surplus cover	monthly	08.2002
Non-cover assets		
Breakdown of non-cover assets		
by rating	monthly	08.2002
by borrowers	monthly	08.2002
by countries	monthly	08.2002
by risk weighting	monthly	08.2002
Mortgage Loans		
Breakdown of mortgage portfolio		
by type of property, region and LTV	quarterly	06.2002
Foreign loans by type of property, country and LTV	quarterly	06.2002
Surplus cover	monthly	07.2002
Breakdown of non-cover mortgage loans		
Loans with a LTV > 60%	monthly	08.2002
Derivatives		
Counterparty ratings	monthly	08.2002
Yield curve distribution	monthly	08.2002
Risk Management		
Value-at-risk	monthly	08.2002
Worst-case scenario	monthly	08.2002
Interest rate risk	monthly	08.2002
Grundsatz I	monthly	08.2002
Grundsatz II	monthly	08.2002

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch   as of August 31, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	22,253	42.29
AA+ / Aa1 / AA+	7,367	14.00
AA / Aa2 / AA	7,099	13.49
AA- / Aa3 / AA-	3,095	5.88
A+/A1/A+	1,059	2.01
A / A2/ A	850	1.62
A- / A3 / A-	590	1.12
BBB+ / Baa1 / BBB+	213	0.40
BB- / Ba3 / BB-	50	0.10
Without rating *	10,040	19.08
Total	**52,616**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,994	9.49
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,521	8.59
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	525	1.00
Total	**10,040**	**19.08**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,616 m

Information as permitted
by banking confidentiality.   as of August 31, 2002

Please click on the different parts of the pie chart for further information.



by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	25,123	47.75
Public-sector banks and saving banks	16,648	31.64
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,522	8.59
Loans within the EU	6,323	12.02
Total	**52,616**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,616 m

Information as permitted
by banking confidentiality.　　　　by borrower as of August 31, 2002

Public-sector banks and savings banks	in Euro m
Public-sector banks	13,736

Savings banks in	in Euro m
Baden-Wuerttemberg	381
Bavaria	124
Berlin	0
Brandenburg	0
Bremen	10
Hamburg	20
Hesse	86
Lower Saxony	480
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,554
Rhineland-Palatinate	18
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	152
Thuringia	0
Mortgage loans guaranteed by the public-sector	49
Total	**16,648**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,616 m

Information as permitted
by banking confidentiality.　　　　by borrower as of August 31, 2002

Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	254
Bavaria	369
Berlin	14
Brandenburg	9
Bremen	159
Hamburg	286
Hesse	246
Lower Saxony	610
Mecklenburg-Western Pomerania	38
North Rhine-Westphalia	1,842
Rhineland-Palatinate	191
Saarland	116
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	370
Thuringia	9
Total	**4,522**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,616 m

Information as permitted
by banking confidentiality.   by borrower as of August 31, 2002

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	4,277
Federal Government's Special Fund	2,095
Laender (individual German Federal States)	18,751
Total	**25,123**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,616 m

Information as permitted
by banking confidentiality.   by borrower as of August 31, 2002

Loans within the EU	in Euro m
Public-sector banks in EU member states	1,005
EU member states	3,173
EU regional governments	1,007
EU member states' cities and municipalities	139
Loans guaranteed by EU member states	862
EU institutions	137
Total	**6,323**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by countries

as of August 31, 2002

by countries	in Euro m	in %
Austria	808	1.54
Belgium	280	0.53
EU Institutions	137	0.26
Finland	51	0.10
France	511	0.97
Germany	46,293	87.98
Greece	750	1.43
Ireland	9	0.02
Italy	448	0.85
Portugal	739	1.40
Spain	703	1.34
Sweden	118	0.22
The Netherlands	343	0.65
The United States*	127	0.24
Other	1,299	2.47
Total	**52,616**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan
Corporation (KfW), whose obligations are fully
guaranteed by the KfW.

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool by risk weighting

as of August 31, 2002

Risk weighting	in Euro m	in %
0%	33,910	64.45
10%	6,747	12.82
20%	11,909	22.63
100%	50	0.10
Total	**52,616**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount   as of July 31, 2002

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	53.20	54.55	51.60	57.84
Public-sector *Pfandbriefe*	-51.92	-52.18	-50.56	-53.90
Surplus cover	1.28	2.37	1.04	3.94
Surplus cover of *Pfandbriefe* outstanding	2.5%	4.5%	2.1%	7.3%

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29/02/2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31/03/2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30/04/2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31/05/2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30/06/2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31/07/2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31/08/2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30/09/2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31/10/2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30/11/2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31/12/2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/06/2002	53,120.45	54,343.48	1.223.03	2.3	190.28	0.4	2.7
31/07/2002	51,926.88	53,197.72	1.270.84	2.4	521.96	1.0	3.5
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

© Hypothekenbank in Essen AG

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch   as of August 31, 2002

Should the rating agencies come to different rating results, the worst
rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	108	2.52
AA- / Aa3 / AA-	1,137	26.53
A+ / A1 / A+	746	17.41
A / A2 / A	1,053	24.57
A- / A3 / A-	209	4.88
BBB+ / Baa1 / BBB+	104	2.43
BBB / Baa2 / BBB	50	1.17
BBB- /Baa3 /BBB-	45	1.05
BB+ / Ba1 / BB+	50	1.17
BB- / Ba3 /BB-	0	0.00
Without rating *	775	18.08
Total	**4,286**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	475	61.29
International credit institutions	80	10.32
Other (e.g. financial institutions)	220	28.39
Total	**775**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Breakdown of non-cover assets

by borrowers

as of August 31, 2002

by borrowers	in Euro m	in %
National credit institutions	1,126	26.27
Foreign Governments and municipalities	344	8.03
International credit institutions	1,757	40.99
Other foreign financial institutions (guaranteed by national or international credit institutions)	885	20.65
Others	174	4.06
Total	**4,286**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Breakdown of non-cover assets

by countries

as of August 31, 2002

by countries	in Euro m	in %
Germany	1,226	28.60
EU member states without Germany		
The Netherlands	1,157	26.99
France	272	6.35
Austria	407	9.50
Belgium	0	0.00
Great Britain	173	4.04
Italy	200	4.67
Irland	80	1.87
Portugal	200	4.67
Spain	20	0.47
Finland	0	0.00
Sweden	95	2.22
	2,604	
Others	111	2.59
Non EU member states in Western Europe	0	0.00
EU candidate countries	345	8.05
Total	**4,286**	**100.00**

© Hypothekenbank in Essen AG

Breakdown of non-cover assets

by risk weighting

as of August 31, 2002

Risk weighting	in Euro m	in %
0%	109	2.54
10%	313	7.30
20%	2,979	69.51
100%	885	20.65
Total	**4,286**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF
as of June 30, 2002

Commercial Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV >90%	in %	Total	in %
Office and administrative buildings	Foreign countries	263.5	28.5	1.4	0.4	13.8	12.9	2.2	7.9	0.0	0.0	279.5	25.5
	West **	166.1	17.9	67.6	18.2	35.5	33.2	7.9	28.5	17.0	47.6	226.5	20.7
	East ***	25.0	2.7	25.8	7.0	2.8	2.6	0.9	3.2	1.1	3.1	29.8	2.7
Building sites	West **	0.3	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.4	0.1	0.4	0.0	0.0	1.8	0.2
Factory buildings	West **	59.6	6.4	33.9	9.1	6.4	6.0	1.0	3.6	0.2	0.6	67.2	6.1
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.6	0.7	0.1
Shops	West **	131.6	14.2	99.5	26.9	4.7	4.4	0.8	2.9	0.8	2.2	137.9	12.6
	East ***	52.8	5.7	22.5	6.1	13.3	12.4	5.7	20.6	4.8	13.4	76.6	7.0
Hotels and restaurants	West **	40.7	4.4	26.1	7.0	5.5	5.1	2.4	8.7	4.3	12.0	52.9	4.8
	East ***	12.2	1.3	8.1	2.2	4.0	3.7	1.8	6.5	2.1	5.9	20.1	1.8
Other non-residential properties	West **	135.1	14.6	72.0	19.4	13.3	12.4	3.0	10.8	1.4	3.9	152.8	13.9
	Foreign countries	5.5	0.6	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.0	6.2	0.6
Warehouses and exhibition buildings	West **	29.1	3.1	13.0	3.5	6.5	6.1	1.9	6.9	3.8	10.6	41.3	3.8
	East ***	2.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.3
Total commercial properties	Foreign countries	270.3	29.2	1.4	0.4	14.9	13.9	2.3	8.3	0.0	0.0	287.5	26.2
	West **	562.5	60.7	312.3	84.3	71.9	67.2	17.0	61.4	27.5	77.1	678.9	61.9
	East ***	93.3	10.1	56.8	15.3	20.2	18.9	8.4	30.3	8.2	22.9	130.1	11.9

Total		926.1	100.0	370.5	100.0	107.0	100.0	27.7	100.0	35.7	100.0	1,096.5	100.0

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,058.1	50.3	533.7	42.8	35.9	34.3	1.2	9.0	0.6	5.0	1,095.8	49.0
	East ***	80.6	3.8	31.9	2.6	3.7	3.5	0.2	1.5	0.0	0.1	84.5	3.8
Owned flats	West **	292.4	13.9	147.2	11.8	15.3	14.6	1.4	10.5	1.1	9.2	310.2	13.9
	East ***	14.2	0.7	8.5	0.7	0.9	0.9	0.1	0.9	0.1	0.8	15.3	0.7
	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
Residential construction for letting purposes	West **	523.3	24.9	422.4	33.9	37.7	36.0	7.8	58.6	8.3	69.1	577.1	25.8
	East ***	134.7	6.4	102.8	8.2	11.1	10.6	2.5	18.8	1.9	15.8	150.2	6.7
	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
Total residential properties	West **	1,873.8	89.1	1,103.3	88.5	88.9	84.8	10.4	78.1	10.0	83.2	1,983.1	88.8
	East ***	229.5	10.9	143.2	11.5	15.7	15.0	2.8	21.2	2.0	16.8	250.0	11.2
Total		**2,104.0**	**100.0**	**1,247.1**	**100.0**	**104.8**	**100.0**	**13.3**	**100.0**	**12.0**	**100.0**	**2,234.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	271.0	93.9	2.0	0.1	15.1	5.2	2.4	0.8	0.0	0.0	288.5	8.7
	West **	2,436.3	91.5	1,415.6	87.5	160.8	6.0	27.4	1.0	37.5	1.4	2,662.0	79.9
	East ***	322.8	84.9	200.0	12.4	35.9	9.4	11.2	3.0	10.2	2.7	380.1	11.4
	Total	**3,030.1**	**91.0**	**1,617.6**	**100.0**	**211.8**	**6.4**	**41.0**	**1.2**	**47.7**	**1.4**	**3,330.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

Download as PDF (Acrobat Reader required. Download Acrobat Reader ®)

Back | Search | FAQ | German Website | Print | Sitemap

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF 🗋

Commercial Properties in Euro m   as of June 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.6
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.7	0.0	0.0	6.2	2.2
	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
Total commercial properties	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	270.3	1.4	14.9	2.3	0.0	287.5	100.0

Residential Properties in Euro m   as of June 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total Living real estates	Belgium	0.7	0.6	0.2	0.1	0.0	1.0	100.0
	Total	0.7	0.6	0.2	0.1	0.0	1.0	100.0

Total in Euro m   as of June 30, 2002

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.8	0.2	0.1	0.0	2.3	0.8
	England	234.4	0.0	13.8	2.2	0.0	250.4	86.8
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	271.0	2.0	15.1	2.4	0.0	288.5	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31/01/2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29/02/2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31/03/2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30/04/2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31/05/2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30/06/2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31/07/2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31/08/2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30/09/2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31/10/2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30/11/2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31/12/2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.8

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to
serve as cover for mortgage *Pfandbriefe*. The total
volume of loans with a LTV > 60% may by law not
exceed 20% of total volume of mortgage loans.

Date	in %
31/01/2000	12.36
29/02/2000	12.24
31/03/2000	12.04
30/04/2000	11.80
31/05/2000	11.78
30/06/2000	11.88
31/07/2000	11.79
31/08/2000	11.61
30/09/2000	11.43
31/10/2000	11.38
30/11/2000	11.36
31/12/2000	11.80
31/01/2001	11.38
28/02/2001	11.32
31/03/2001	11.18
30/04/2001	11.10
31/05/2001	11.71
30/06/2001	11.47
31/07/2001	11.34
31/08/2001	11.08
30/09/2001	11.04
31/10/2001	11.54
30/11/2001	11.51
31/12/2001	11.75
31/01/2002	11.73
28/02/2002	11.43
31/03/2002	11.37
30/04/2002	11.75
31/05/2002	11.76
30/06/2002	11.86
31/07/2002	12.20
31/08/2002	12.08

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity   as of August 31, 2002

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	183.8	0.32	516.8	0.54	5,989.3	8.39	6,689.9	2.99
Double A	36,051.5	62.67	43,900.6	46.13	34,379.9	48.16	114,332.0	51.02
Single A	21,291.3	37.01	50,548.7	53.12	30,721.4	43.04	102,561.4	45.77
Not rated		0.00	200.0	0.21	292.5	0.41	492.6	0.22
Total	**57,526.6**	**100.00**	**95,166.1**	**100.00**	**71,383.1**	**100.00**	**224,075.9**	**100.00**

©Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining   **as of August 31, 2002**
time to maturity

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	55,437.3	96.37	93,296.3	98.04	68,992.4	96.65	217,726.0	97.17
Swaptions	320.0	0.56	1,050.3	1.10	1,504.1	2.11	2,874.4	1.28
Other interest rate derivatives		0.00	357.9	0.38	425.0	0.60	782.9	0.35
Currency swaps	1,769.3	3.08	461.6	0.49	461.6	0.65	2,692.5	1.20
Total	**57,526.6**	**100.00**	**95,166.1**	**100.00**	**71,383.1**	**100.00**	**224,075.9**	**100.00**

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Agency (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector Pfandbrief yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %



'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Agency (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to □ 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets	as of Dec 31, 2001	
Standart & Poor`s / Mody`s / Fitch	in ⬚ m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling □ 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in □ m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings   in € m/remaining time to maturity

Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2000	51.8	73.0
29/02/2000	90.4	73.0
31/03/2000	77.4	73.0
28/04/2000	41.3	73.0
31/05/2000	75.9	73.0
30/06/2000	67.5	73.0
31/07/2000	72.9	73.0
31/08/2000	68.8	73.0
29/09/2000	78.5	73.0
31/10/2000	80.5	73.0
30/11/2000	73.5	73.0
31/12/2000	72.2	73.0
31/01/2001	74.5	79.1
28/02/2001	71.6	79.1
31/03/2001	80.3	79.1
30/04/2001	67.3	79.1
31/05/2001	77.6	79.1
30/06/2001	77.9	79.1
31/07/2001	77.7	79.1
31/08/2001	75.2	79.1
30/09/2001	81.1	79.1
31/10/2001	78.2	79.1
30/11/2001	88.9	79.1
31/12/2001	82.5	79.1
31/01/2002	74.1	69.8
28/02/2002	70.0	69.8
31/03/2002	72.4	69.8
30/04/2002	73.1	69.8
31/05/2002	70.6	69.8
30/06/2002	68.8	69.8
31/07/2002	63.6	69.8
31/08/2002	75.1	69.8

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2000	22.2	42.3
29/02/2000	36.3	42.3
31/03/2000	59.7	42.3
28/04/2000	20.8	42.3
31/05/2000	59.0	42.3
30/06/2000	58.8	42.3
31/07/2000	45.9	42.3
31/08/2000	36.2	42.3
29/09/2000	35.4	42.3
31/10/2000	36.5	42.3
30/11/2000	42.0	42.3
31/12/2000	42.3	42.3
31/01/2001	40.0	56.4
28/02/2001	38.2	56.4
31/03/2001	43.9	56.4
30/04/2001	56.6	56.4
31/05/2001	62.6	56.4
30/06/2001	52.7	56.4
31/07/2001	68.9	56.4
31/08/2001	62.9	56.4
30/09/2001	65.8	56.4
31/10/2001	63.5	56.4
30/11/2001	60.3	56.4
31/12/2001	46.6	56.4
31/01/2002	64.0	56.4
28/02/2002	58.3	56.4
31/03/2002	54.6	56.4
30/04/2002	67.3	56.4
31/05/2002	60.8	56.4
30/06/2002	55.4	56.4
31/07/2002	49.5	56.4
31/08/2002	57.0	56.4

© Hypothekenbank in Essen AG

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Agency (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Agency (BAFin).

Date	Average utilization
28/02/2001	10.86%
31/03/2001	13.16%
30/04/2001	17.14%
31/05/2001	17.03%
30/06/2001	18.02%
31/07/2001	14.90%
31/08/2001	18.21%
30/09/2001	17.27%
31/10/2001	18.86%
30/11/2001	16.60%
31/12/2001	14.27%
31/01/2002	13.69%
28/02/2002	15.28%
31/03/2002	12.77%
30/04/2002	15.73%
31/05/2002	16.93%
30/06/2002	15.98%
31/07/2002	11.84%
31/08/2002	12.79%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 13.2% (percentage required by law: 8%) and a core capital ratio of 6.6% (percentage required by law: 4%) as of August 31, 2002, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets



© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

| | Tier I | | Tier II | |
Date	Required by law	Ratio	Required by law	Ratio
31/01/2000	4.0	11.5	8.0	23.8
28/02/2000	4.0	11.6	8.0	21.2
31/03/2000	4.0	10.7	8.0	19.7
30/04/2000	4.0	9.9	8.0	19.4
31/05/2000	4.0	9.7	8.0	19.1
30/06/2000	4.0	9.2	8.0	18.2
31/07/2000	4.0	9.5	8.0	18.8
31/08/2000	4.0	9.2	8.0	18.1
30/09/2000	4.0	9.5	8.0	18.8
31/10/2000	4.0	9.6	8.0	18.9
30/11/2000	4.0	9.2	8.0	18.2
31/12/2000	4.0	9.0	8.0	17.9
31/01/2001	4.0	8.2	8.0	16.1
28/02/2001	4.0	8.4	8.0	16.7
31/03/2001	4.0	9.4	8.0	18.5
30/04/2001	4.0	8.3	8.0	16.5
31/05/2001	4.0	8.5	8.0	17.1
29/06/2001	4.0	7.9	8.0	15.8
31/07/2001	4.0	7.8	8.0	15.6
31/08/2001	4.0	8.0	8.0	16.1
30/09/2001	4.0	8.1	8.0	16.2
31/10/2001	4.0	7.8	8.0	15.6
30/11/2001	4.0	8.0	8.0	15.9
31/12/2001	4.0	7.7	8.0	15.3
31/01/2002	4.0	7.6	8.0	15.2
28/02/2002	4.0	7.4	8.0	14.8
31/03/2002	4.0	7.2	8.0	14.5
30/04/2002	4.0	7.1	8.0	14.2
31/05/2002	4.0	7.0	8.0	14.1
30/06/2002	4.0	6.7	8.0	13.3
31/07/2002	4.0	6.8	8.0	13.5
31/08/2002	4.0	6.6	8.0	13.2

© Hypothekenbank in Essen AG

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit
institution's liquidity provision. It is required and
sufficent that the liquid assets cover all actual
and potential liquidity outflows over the
following twelve months. Since December 1,
2000 German mortgage banks have to comply
with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2000	1.29	1.0
31/01/2001	1.52	1.0
28/02/2001	1.17	1.0
31/03/2001	1.08	1.0
30/04/2001	1.36	1.0
31/05/2001	1.75	1.0
29/06/2001	1.30	1.0
31/07/2001	1.32	1.0
31/08/2001	1.55	1.0
30/09/2001	1.79	1.0
31/10/2001	1.89	1.0
30/11/2001	1.38	1.0
31/12/2001	1.38	1.0
31/01/2002	1.96	1.0
28/02/2002	1.34	1.0
31/03/2002	1.55	1.0
30/04/2002	1.92	1.0
31/05/2002	1.40	1.0
30/06/2002	1.75	1.0
31/07/2002	1.46	1.0
31/08/2002	1.68	1.0

Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlook negative)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's   Recent rating analysis as of Feb 07, 2002 and ratings as of Dec 19, 2001, ratings confirmed as of May 08, 2002.

▷ Moody's   Rating analysis as of June 2002.

▷ Fitch   Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

Bonds & Notes

The German Pfandbrief

The German Pfandbrief represents Europe's largest fixed-income market with EUR 1.06 trillion outstanding. Pfandbriefe account for 38% of the German fixed-income market. To highlight its very high level of security: investors never failed to receive full payments for over 100 years. Pfandbriefe come as Non-Jumbos (lower liquidity, higher yield) as well as the popular Jumbos and Globals.




At year end over EUR 300 billion Jumbo Pfandbriefe have been raised through 278 outstanding issues. Essen Hyp alone has issued, in total, EUR 21.7 billion through Jumbos so far.

Jumbos must have a volume of at least EUR 500 million, a fixed rate tenor and the commitment of at least three market makers to quote continuously two-way prices for lots up to EUR 13 million to ensure liquidity.

▷ Our Treasury Department
▷ Basic principles of the German Mortgage Bank Act
▷ Jumbos / Globals
▷ Essen Hyp Debt Issuance Program
▷ Euro Commercial Paper Program
▷ Bloomberg and Reuters Company Information



Bonds & Notes

Our Treasury Department



Heads of Treasury Department

▷ Günter Pless Global Head of Capital Markets and Treasury
▷ Hauke Finger Deputy Head of Capital Markets and Treasury

Capital Markets	Money Markets	Derivatives
▷ Heinrich Strack	▷ Heidi Riedel	▷ Ulrich Nowak
▷ Ansgar Wittenbrink	▷ Michael Leineweber	▷ Claudia Retz
▷ Stefan Zander		▷ Stefan Zander

Research	Trading Support	Secretarial Support
▷ Dirk Clench	▷ Nico Ebert	▷ Elke Joachimiak
	▷ Petra Hoffmanns	▷ Andrea Pehlke
	▷ Peter Nowaczyk	

Bonds & Notes

State supervision of the German mortgage banks and the security of Pfandbriefe
Basic Principles of the German Mortgage Bank Act

The combination of banking methods to safeguard against general risks deriving from banking business has enabled the German mortgage banks to achieve a degree of security unequalled in any other way in the past 100 years. The Mortgage Bank Act, in conjunction with intensive State supervision, achieved this through the following:

- in general, by confining the field of permitted banking transactions to mortgage and communal credit;
- in individual cases, by only permitting loans to be granted if the security is offered in the form of charges of a quality regulated by law on real estate of stable value or in the form of claims guaranteed directly or indirectly by government authorities, and
- when an extensive match of maturities and interest rates in lending and deposit operations is ensured.

There are also high requirements on the quality of cover for Pfandbriefe. Thus the Mortgage Bank Act contains a number of regulations to safeguard the quality of the cover claims and the preference given to creditors in the event of bankruptcy. The overall range of regulations for the covering of Pfandbriefe includes:

- provisions governing the legal structuring of the cover claims, as well as
- requirements relating to the establishment of the lending value;
- the organization of the valuation;
- the composition and handling of the collateral pools.

Mortgage banks have to ensure that principal and interest claims of Mortgage and Public Pfandbriefe creditors are matched by principal and interest claims of at least the same amount in the relevant collateral pool. The banks are required to ensure that sufficient cover is available at all times.
This is supported by the institution of the Trustee who is appointed by the BAFin. Without the prior approval of the Trustee the bank is not allowed to dispose of the assets in the collateral pool.

Experience from the daily practice has shown that the provisions of the Mortgage Bank Act are an adequate basis for the supervision of the mortgage banks' activities.

Back | Search | FAQ | German Website | Print | Sitemap

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.07.2002

| | Increases | | | | | | | | Ratings |
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 420	300	07/99	1,323	3,500	05/11/02	27/10/98	1-4/6/8/15	AAA/Aa1
257 426	250	10/01	1,750	3,000	03/02/03	17/10/01	1-7/10/18/22	AAA/Aa1
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mor Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldm Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brother 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

The EURO 10 billion DIP was signed on May 28, 1998, increased to EURO 15 billion in October 2001 and increased again to EURO 20 billion in July 2002, to facilitate Essen Hyp's funding in the international capital markets.

It is anticipated by Essen Hyp that mainly structured funding will materialise under the Program. However any underlying risk exposure in a structured deal must be hedged out. Normally the swap will be done with the dealer offering the transaction. Minimum rating for the swap counterparty is AA- (S&P).

Consequently EUR Jumbo Pfandbriefe, Global Public Sector Pfandbriefe and similar benchmarks will be launched outside the DIP.

The Program allows international fund raising in almost any currency through a public or private placement either on a syndicated or a non-syndicated basis. All funding proceeds will be swapped back into EURIBOR. The German mortgage law prohibits any exposure to currency risks.

Maturities range from 2 - 30 years, as the case may be. There is no specific maturity target.

Notes may be issued in bearer or registered form (including Public Sector Pfandbriefe). Depending on the agreement between the issuer and the relevant dealer Notes may be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes unless otherwise agreed. The minimum size of a draw down will be EUR 5 million.

The Program has been listed on the Luxembourg Stock Exchange. The terms provide for a listing of the Notes (including Public Sector Pfandbriefe) in bearer form on the Duesseldorf Stock Exchange or another stock exchange, as the case may be. Notes (including Public Sector Pfandbriefe) in registered form will not be listed on any stock exchange.

The following ratings have been assigned to Notes issued under the Program:

	Standard & Poor's	Moody's
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3
Public Sector Pfandbriefe	AAA	Aa1

The Program is governed by German Law.

Arrangers of the Program have been Commerzbank and Merrill Lynch International. Dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais, SG Investment Banking. The DIP is open to reverse inquiry and bids are welcome.

Please feel free to contact, at Essen Hyp, (Fax: + 49-201-8135-399):

Günter Pless

Head of Treasury
Contact
Tel.: +49 2 01 81 35-3 65

Back | Search | FAQ | German Website | Print | Sitemap

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the signing of its EUR 5,000,000,000 Euro Commercial Paper Program in December 1998 Essen Hyp is in a position to issue short-term Notes from the very beginning of 1999.

Essen Hyp will use the Euro CP Program very actively to meet its refinancing requirements on a highly flexible and cost-saving basis.

The Program allows draw downs in EUR or other internationally recognised currencies on which Essen Hyp and the Dealer(s) agree. The Notes shall have a term to maturity of not less than two days where Notes are cleared through Euroclear and/or Cedel and of not less than seven days where clearing is through Clearing AG and, in both cases, of not more than two years minus one day subject to legal or regulatory requirements. The minimum amount of the Notes shall be EUR 2,500,000. Definitive Notes will not be issued.

Furthermore, the Program has some outstanding features as Notes might be issued as:

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which might be listed on a German stock exchange. The Notes maY Be deposited with the European Central Bank as Tier I securities.

Floating Rate Notes shall have a life of at least six months and a minimum period between successive interest payment dates of three months, unless otherwise agreed. The reference rate shall be EURIBOR, unless otherwise agreed.

The Program itself will be listed in the official market on the Duesseldorf Stock Exchange. Individual Notes may be listed either on the Duesseldorf Stock Exchange with official quotation or another stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 ; Moody's: P-1

Commerzbank has been the Program arranger. Regular dealers are Bayerische Hypo- und Vereinsbank AG, Commerzbank AG, Deutsche Bank AG and Société Générale. Day-to-day dealer: Goldman Sachs, London.

The Program supplements the Essen Hyp EUR 10 billion Debt Issuance Program signed in May 1998 and increased to EUR 15 billion in October 2001.

Please feel free to contact:
Essen Hyp, Money Market desk (Fax: + 49-201-8135-399):

Heidi Riedel
Head of Money Market
Contact
Tel.: +49 2 01 81 35-3 71

Back | Search | FAQ | German Website | Print | Sitemap

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Back | Search | FAQ | German Website | Print | Sitemap

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



Announcement:
Date of publication Interim Reports
as of Sep 30th, 2002 - Nov 12th, 2002

▷ Annual Report 2001 (English version) html
▷ Annual Report 2001 (English version) pdf
▷ Press Release Annual Report (English version) pdf
▷ Press Release Annual Report (German version) pdf

▷ Interim Report as of June 30, 2002 (pdf)
▷ Press Release Interim Report (English version) pdf
▷ Press Release Interim Report (German version) pdf

▷ Annual Report 2000
▷ Annual Report 1999
▷ Annual Report 1998

Annual Report 1998



▷ **Figures from the balance sheet**
▷ **Figures from the profit and loss account**
▷ **Management report**
▷ **Notes on the bank's annual accounts**

◁ close

Annual Report 1999



▷ Figures from the balance sheet: Assets
▷ Figures from the balance sheet: Liabilities and Shareholders' Equity
▷ Figures from the profit and loss account
▷ Management report
▷ Notes on the bank's annual accounts

◁ back

Annual Report 2000



▷ Figures from the balance sheet: Assets
▷ Figures from the balance sheet: Liabilities and Shareholders' Equity
▷ Figures from the profit and loss account
▷ Management report
▷ Notes on the bank's annual accounts
▷ Auditor's certificate
▷ Report of the Supervisory Board
▷ Business Progress of Hypothekenbank in Essen AG

Download as PDF (1.4 Mbyte)

◁ back

Order Service

These items are available:

- ☐ Interim Report June 30,2002 English
- ☐ Interim Report June 30,2002 German
- ☐ Annual Report 2001 English
- ☐ Annual Report 2001 German
- ☐ Annual Report 2000 English
- ☐ Annual Report 2000 German
- ☐ Annual Report 1999 English
- ☐ Annual Report 1999 German
- ☐ Annual Report 1998 English
- ☐ Annual Report 1998 German

Please forward this order to:

Surname

First name

Street

Town

Postal code / Zip code

Country

E-mail @

Phone

Fax

Submit   Reset

Back | Search | FAQ | German Website | Print | Sitemap

Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel
Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that
Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order
to improve the qualification of our employees. However, we realized that, in many
cases, only a small portion of the huge amount of information provided in the
framework of these programs is actually relevant to our bank's business activities. This
is why we have decided to focus on in-house seminars that are either tailored to a
homogenous group of employees and their specific job requirements or address our
executive staff in general and cover multidisciplinary issues. These seminars are held by
experts from international training academies, from university or from within our own
institution. The quality of our training program will be certified by means of an
internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that
are particularly important for our bank, such as risk controlling, corporate management,
property financing or international accounting. There will be a total of 24 lectures, held
every two weeks. These lectures are designed for and attended by our executive staff,
junior executives and skilled employees, i.e. 50% of our total number of staff. A
characteristic of this training program is that the Ruhr Graduate School, an academy for
further education within the University of Essen, analyzes and certifies the academic
relevance of each lecture. At the same time, this academy provides us with university
lecturers. The employees who attend these lectures will be awarded a certificate issued
by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its
employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge,
multidisciplinary thinking and action and the development of personal skills. By
organizing this training program, we wish to promote corporate thinking, expertise that
goes beyond one particular workplace, and the personal skills of our employees. The
key question with regard to a certain task will no longer be: "Who is responsible for
this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee
answering the phone is able to 'do his job' in English. This is why more than 90 of our
employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job
conversation courses for years. We have recruited a native speaker of English who
basically 'visits' his customers, i.e. our employees, at their workplaces and trains their
language skills by dealing with job-related issues and questions. Since August 2001 we
have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your
employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of

course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for: [   ]

Departments/Activities

☐ Treasury   ☐ Accounting and Taxes
☐ Property Financing   ☐ Controlling
☐ Property Management   ☐ EDP, IT
☐ International Capital Markets   ☐ Personnel Department
☐ Public Relations/Marketing   ☐ Legal Department
☐ Corporate Management   ☐ Support Office of the Board of Managing Directors
☐ Settlements   ☐ Secretariat of the Board of Managing Directors

Availability: [   ]

Surname: [   ]

First name: [   ]

Street: [   ]

Postal code / ZIP code [   ]

Town: [   ]

Country: [   ]

Telephone: [   ]

Fax: [   ]

E-mail: [@   ]

Skills/Professional experience [   ]

Resume: [   ]

Submit | Reset

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Success needs far-sightedness

Success needs far-sightedness - thanks to this knowledge the Hypothekenbank in Essen AG, a new bank, has become one of the leading mortgage banks in Germany in only one decade. Founded in 1987, its business rests, in particular, on two pillars: public-sector lending and mortgage lending. In this latter area we commit ourselves to large investments in the same manner as to the realization of private real estate dreams. And based on our experience in these areas we are also active in the international financial centers for our business partners. One example of this is our endeavors to establish the Pfandbrief as an investment for the future within the euro area. That we have shown far-sightedness in doing this was confirmed several times by well-known rating agencies. The major shareholder of the Hypothekenbank in Essen AG is the Commerzbank AG. You will find further details concerning our business areas, together with offers, on the following pages. Should you still have any questions, we will reply to your request both quickly and individually.



▷ 10 successful years in retrospect
▷ Board of Managing Directors
▷ Executive Vice Presidents
▷ Trustees
▷ Supervisory Board
▷ Advisory Council
▷ Our Branches and Offices
▷ Imprint

▷ Commerzbank - Our Major Shareholder (external Link)
▷ Verband deutscher Hypothekenbanken (external Link)
  (Association of German Mortgage Banks)

Back | Search | FAQ | German Website | Print | Sitemap

Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

© Hypothekenbank in Essen AG

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Board of Managing Directors

About Us

Executive Vice President

Executive Vice President

Hans-Jürgen Kröncke, Haltern

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Executive Vice President

Executive Vice President

About Us

Trustees

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Dr. Johannes Werner Schmidt, Essen (since Nov 1, 1998) Deputy

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Dr. Wolfgang Schuppli Deputy Chairman; Lawyer, Wiesbaden
Dieter Disse Hypothekenbank in Essen AG, Essen	Ute Gibbels Hypothekenbank in Essen AG, Essen
Andreas de Maizière Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Dr. Eric Strutz Executive Vice President, Commerzbank AG, Frankfurt/Main

---

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen	**Harold Hörauf** General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Dr. Hans-Joachim Jacob Auditor, Darmstadt	**Prof. Dr. Paul Klemmer** President of the Rhine-Westphalia Institute for Economic Research, Essen
Uwe Kruschinski Member of the Board of Managing Directors, Hamburgische Landesbank-Girozentrale, Hamburg	**Dr. Klaus Marquardt,** Bochum
Hermann Marth Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen	**Klaus Pohl** General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich
Dr. Udo Scheffel Chairman of the Executive Board, Bayerische Immobilien AG, Munich	**Berta Schuppli** Graduate Economist, Wiesbaden
Priv. Doz. Dr. Ulf R. Siebel Lawyer, Frankfurt/Main	

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Registered under
HRB Essen No. 7083

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Back | Search | FAQ | German Website | Print | Sitemap

About Us

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Agency (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft

Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims,
legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de

Back | Search | FAQ | German Website | Print | Sitemap

Home | Deutsch | Terms | Contacts | Imprint

COMMI

| Top news | The Group | Private Clients | Corporates | Institutions | Investor Relations | Research | A career |

▷ search

Group



europa forum

Commerzbank's Europa
Forum provides information
on future members of the
European Union▷

hotstaff

Test your banking capabilities
online▷

9/11 assistance

Invitation to victims of
September 11 attacks▷

press

Journalists will find the latest
information about
Commerzbank here.
The press office looks forward
to your questions.▷

companydirect

Business Banking online for
mid-size enterprises▷

*banknotes &
precious metals*

Current Customer Rates for
Banknotes and Precious
Metals▷

Contact

We welcome your comments ...

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

Input

Surname	[ ]
First Name	[ ]
Company	[ ]
Position	[ ]
Street	[ ]
Town	[ ]
Postal code / Zip code	[ ]
Country	[ ]
E-mail	[@]
Telephone	[ ]
Fax	[ ]
Mailing list	○ Yes ◉ No
Which way to reply ?	◉ E-mail ○ Tel. ○ Fax

[Submit] [Reset]

© Hypothekenbank in Essen AG

Back | Search | FAQ | German Website | Print | Sitemap

ESSEN HYP

| Start | Investor | Credit | Bonds & | Financial | Careers | About Us | Contact |

Search the Site

Input

[   ] . **GO!**

Hits per page ○ all ○ 10 ◉ 20 ○ 40

Explanation:

The search parameter will accept an expression with more than 3 characters. After starting the search by clicking on **GO!** subsequent results can be clicked on. Access to the relevant part of the document is gained by clicking on it.

Back | Search | FAQ | German Website | Print | Sitemap